

March 16, 2011

Alton L. Boynton
President and Chief Executive Officer
Northwest Biotherapeutics, Inc.
4800 Montgomery Lane, Suite 800
Bethesda, Maryland 20814

> **Re: Northwest Biotherapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **File No. 000-33393**

Dear Mr. Boynton:

We have reviewed your March 1, 2011 response to our February 4, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing us the requested information, amending your filings or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Notes to the Consolidated Financial Statements
(5) Stockholders' Equity (Deficit)
(c) Common Stock Issuances, page 65

1. Please refer to your response to comment one. We believe that the best and most objective evidence of the value of the shares issued is the quoted market price. As a result, please restate your financial statements to reflect the revised value of the common stock issued for services in 2009 and file an Item 4.02 Form 8-K identifying non-reliance on the applicable financial statements as soon as practicable. In addition, please tell us whether quoted market price was used to value all other stock based compensation expense such as options.

Alton L. Boynton
Northwest Biotherapeutics, Inc.
March 16, 2011
Page 2

Exhibit 31.1

2. Please refer to our prior comment eight in our comment letter dated December 16, 2010. You appropriately revised the wording of your certifications for the amendments that were filed to the 2009 10-K and the 10-Qs for the quarterly periods ended March 31, June 30 and September 30, 2010 on January 26, 2011. However, for the amendments that were filed on March 2, 2011, the wording of the certifications was not revised. Please revise the certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K to include reference to internal controls.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant